MULTI-HOUSING INCOME REIT, INC
9050 N. Capital of Texas Highway, Suite 320
Austin, Texas 78759
Tel: (512) 872-2898

June 14, 2018
VIA EDGAR
Sonia Barros
Assistant Director,
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

	Re: Multi-Housing Income REIT, Inc.
	       Offering Statement on Form 1-A
	       Filed May 31, 2018
	       File No. 024-10764

Dear Ms. Barros,

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the Act), Multi-Housing Income REIT, Inc. (the Company) hereby requests that the Securities and Exchange Commission (the SEC) issue a qualification order for the above referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00PM Eastern Time on June 18, 2018, or as soon thereafter as is practicable.
The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. The Company further acknowledges that:

- Should the SEC or its staff, acting pursuant to delegated authority, issue a qualification order, it does not foreclose the SEC from taking any action with respect to the filing;
- The action of the SEC or the staff, acting pursuant to delegated authority, in issuing a qualification order, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The Company may not assert staff comments and the qualification order as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States of America.

We appreciate the SECs review and continued assistance with the above referenced filing.Should you or your office have any questions, please feel free to contact
Riveles Wahab, LLP, counsel to the Company, at (212) 785-0076.

                                			Sincerely,
                                			/s/Yuen Yung

                                			Yuen Yung
                                			Director and CEO,
                                			Multi-Housing Income REIT, Inc.

Cc: 	Securities and Exchange Commission
		Mr. Tom Kluck
		Ms. Stacie Gorman

	Riveles Wahab, LLP
		Mr. Simon Riveles
		Mr. Terrence Griffiths